Exhibit 99.6

PERDIGÃO “BEST IN CORPORATE GOVERNANCE”

Perdigão was selected Best in Corporate Governance by the 2008 IR Magazine Awards. Now in its third edition, the awards also recognized the best companies in the categories Annual Reports and Conference Calls.

The IR Magazine Awards is the only survey conducted in Brazil in which investors and analysts select the best investor relations officers and other officers in Brazil in terms of communication with shareholders and investor relations practices.

IR Magazine contracted the Brazilian Institute of Economics (IBRE) of the Getúlio Vargas Foundation (FGV) to conduct the independent survey, which identified superior IR practices among all publicly traded companies in Brazil, including “large cap” and “small & mid cap” companies.

Perdigão established the highest level of corporate governance standards by migrating to the Novo Mercado listing segment of the São Paulo Stock Exchange (Bovespa), implementing practices such as widespread stock ownership, protection mechanisms and equal rights for all shareholders. The measures seek to add value and increase transparency and liquidity, as well as create a solid foundation for expanding the business grounded in the principles of economic-financial, social and environmental sustainability.

Last year the company already won the award Best in Corporate Governance in the Consumption and Retail Sector in Latin America conferred by the 2007 IR Global Rankings organized by MZ Consult, in partnership with JP Morgan, KPMG and Linklaters.

Perdigão is honored to receive this additional distinction and thanks its investors and analysts for their recognition.

São Paulo, June 3, 2008